SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        REPORT OF FOREIGN PRIVATE ISSUER


                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                      Report on Form 6-K dated May 2, 2003

                           Commission File No. 1-14838

                              --------------------

                                     Rhodia
                              (Name of Registrant)

                           26, quai Alphonse Le Gallo
                           92512 Boulougne-Billancourt
                                     France
                    (Address of Principal Executive Offices)

                              --------------------

 Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F: |X|   Form 40-F: |_|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                              Yes: |_|   No: |X|

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                              Yes: |_|   No: |X|

  Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                              Yes: |_|   No: |X|

  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: Press release dated May 2, 2003 announcing the launch of a private placement of notes.

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                                  [RHODIA LOGO]

                                                                   PRESS RELEASE


                         RHODIA LAUNCHES NOTES OFFERING


Paris, May 2, 2003 -- Rhodia announced today the launch of a private placement of notes for approximately Euro 700 million (tranches denominated in US dollars and in Euro), with an expected maturity of 2011, to be sold to international institutional investors.

This announcement does not constitute an offer to sell, or a solicitation of offers to purchase, securities in the United States. The securities referred to herein have not been, and will not be, registered under the Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This notice is issued pursuant to Rule 135(c) of the Securities Act of 1933.

Rhodia is one of the world's leading manufacturers of specialty chemicals. Providing a wide range of innovative products and services to the consumer care, food, industrial care, pharmaceuticals, agrochemicals, automotive, electronics and fibers markets, Rhodia offers its customers tailor-made solutions based on the cross-fertilization of technologies, people and expertise. Rhodia subscribes to the principles of Sustainable Development communicating its commitments and performance openly with stakeholders. Rhodia generated net sales of (euro)6.6 billion in 2002 and employs 24,500 people worldwide. Rhodia is listed on the Paris and New York stock exchanges.

Contacts

Press Relations
---------------

Jean-Christophe Huertas             Tel: 33-1 55 38 42 51

Lucia Dumas                         Tel: 33-1 55 38 45 48

Investor Relations
------------------

Marie-Christine Aulagnon            Tel: 33-1 55 38 43 01
Fabrizio Olivares                   Tel: 33-1 55 38 41 26

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                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, Rhodia has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: May 2, 2003                           RHODIA

                                            By:    /s/ PIERRE PROT
                                                --------------------------
                                            Name:  Pierre PROT
                                            Title: Chief Financial Officer

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